650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 11, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Katherine Wray
Laura Veator
Stephen Krikorian

Re:	Square, Inc.
Amendments No. 1 and 2 to
Draft Registration Statement on Form S-1
Submitted August 14, 2015, and August 24, 2015
CIK No. 0001512673

Ladies and Gentlemen:

On behalf of our client, Square, Inc. (“Square” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 3, 2015, relating to the above-referenced Amendments No. 1 and 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing copies of this letter to the Staff by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on August 14, 2015), or as otherwise specifically indicated, all page references herein correspond to the page of the revised draft of the Registration Statement.

Prospectus Cover Page

1.	Please revise your cover page disclosure to specify the aggregate percentage of the combined voting power your existing stockholders will hold following completion of the offering, when known. We acknowledge in this regard the added risk factor on page 38.

The Company respectfully advises the Staff that it has revised the disclosure on the cover page of the prospectus to address the Staff’s comment.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

September 11, 2015

Prospectus Summary

Square, Inc.

Our Business, page 1

2.	We refer to the following statement in your summary: “Revenue from our sellers grows consistently over time, resulting in strong retention rates.” This sentence could be read to suggest that your services enable your sellers to grow and therefore they continue using your services, resulting in a strong retention rate based on number of sellers. In light of your response to prior comment 6, please revise to clarify whether you are referring here to revenue-based retention rates or number-based retention rates.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the Registration Statement and elsewhere to address the Staff’s comment.

Risk Factors

“We are dependent on payment card networks and acquiring processors.,” page 25

3.	You indicate here that you directly access the American Express payment card network, and your response to prior comment 40 advises that you have a two-year agreement with American Express for payment processing services. Please tell us what consideration you gave to discussing in an appropriate place the significance to your business and the material terms of your agreement with American Express. Tell us also how you concluded this agreement is not required to filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In this regard, please advise what percentage of your total revenues or GPV are processed pursuant to your agreement with American Express.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered whether additional disclosure of the significance to its business and the material terms of its agreement with American Express is appropriate, and has revised the disclosure on page 27 of the Registration Statement to include additional disclosure regarding its payment processing agreement with American Express, as well as the Company’s other payment processing agreements. Although the Company directly accesses the American Express payment card network (i.e., American Express serves as the Company’s acquiring processor for payment cards issued by American Express), the Company could choose, as it has in the past, to rely instead on a third-party acquiring processor to process transactions with American Express payment cards, as it does for payment cards issued by other payment card networks. Moreover, the Company notes that approximately 13% of the Company’s GPV is currently processed pursuant to the Company’s agreement with American Express.

The Company respectfully advises the Staff that it considered whether its payment processing agreement with American Express is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K and does not believe that such filing is required. Item 601(b) (10)(ii) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore is not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” The Company respectfully notes for the Staff that it is customary for businesses in payment processing services such as the Company to enter into agreements with banks and acquiring processors such as American Express in the ordinary course of business. The Company notes that it currently relies on multiple third-party processors to process transactions on its behalf and is not substantially dependent

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September 11, 2015

on American Express. As noted above, approximately 13% of the Company’s GPV is currently processed pursuant to the Company’s agreement with American Express.

“Many of our key components are procured.,” page 30

4.	Please clarify which of your products incorporate the components of the magnetic stripe-reading element as well as the application-specific integrated circuits provided by the component suppliers referenced here, or otherwise clarify the extent of your reliance on each of these sole suppliers.

The Company respectfully advises the Staff that it has revised the disclosure on page 31 of the Registration Statement to address the Staff’s comment.

Selected Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 58

5.	We note your response to prior comment 22. It appears that you have excluded the Starbucks contract that you have decided not to renew because you do not believe it is reflective of ongoing business operations. However, you have not excluded contracts with other customers who have decided not to renew their agreements with you. You indicate that this is because the company or those sellers had the unilateral right to terminate such agreements. We note that these contracts also have an impact on ongoing business operations and it is unclear why you reflect contracts that you have decided not to renew differently than contracts that your sellers have decided not to renew. Further, it does not appear that this adjustment complies with the criteria in Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, it appears that you have incurred these revenues and costs during the past two years and you will continue to incur them through the third quarter of 2016. Please tell us how your presentation complies with these criteria.

The Company respectfully notes that Starbucks is by far the Company’s largest seller and that no other individual seller has had, or currently has, a meaningful impact on the Company’s financial results. As a result, the termination of the contract with Starbucks will have a much greater impact on the Company’s financial results than the loss of any other seller or group of sellers. As noted in the revised disclosure in the Registration Statement, the Company and Starbucks recently amended their agreement to improve the economic terms from the Company’s perspective and to permit Starbucks to terminate the agreement ahead of the original expiration date in the third quarter of 2016. The Company anticipates that Starbucks will terminate the agreement prior to its expiration and, in any event, the Company does not intend to renew the agreement when it expires. The Company believes that clear disclosure of the

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impact of this eventual termination, and the Company’s historical financial results excluding this impact, is appropriate and provides useful information to investors.

In addition, the Company advises the Staff that no significant seller or group of sellers has notified the Company that they are terminating their payment processing agreements with the Company or plan to cease using the Company’s payment processing services. As previously noted, most of the Company’s sellers do not have individually negotiated agreements with the Company, or any ongoing obligation to use the Company’s payment processing services, and therefore may cease to use these services at any time without any notice to the Company. The Company also advises the Staff that the Company does not currently plan to cease providing services to any other significant seller or group of sellers.

To the extent that the Company becomes aware in the future that any other significant seller or group of sellers will no longer be using the Company’s payment processing services, the Company will accordingly consider what additional disclosure is appropriate and whether exclusion of the associated revenue and costs from the Company’s non-GAAP financial metrics is appropriate, in light of the circumstances at that time.

Further, the Company respectfully submits that the inclusion of non-GAAP financial metrics that exclude the revenues and costs associated with the Starbucks relationship complies with Item 10(e)(1)(ii)(B) of Regulation S-K. The Company respectfully notes that Item 10(e)(1)(ii)(B) does not prohibit the adjustment of non-GAAP financial measures for certain recurring charges or gains that may not occur in the future, but rather prohibits the characterization of these charges or gains as “non-recurring,” “infrequent,” or “unusual” to the extent that these charges or gains recurred during the prior two years or are reasonably likely to recur within the next two years. The Company also notes that in Compliance and Disclosure Interpretation No. 102.03, the Staff indicated that “[t]he fact that a registrant cannot [i.e., is not permitted to] describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain.”

The Company’s disclosure in the Registration Statement reflects that the Starbucks relationship is recurring and has impacted the Company’s financial results throughout the past two years and will continue to impact these results until the relationship terminates. The disclosure does not characterize the impact as “non-recurring,” “infrequent,” or “unusual.” Consistent with the other disclosure requirements of Regulation S-K, and with the general proposition that registrants should disclose material information about “known trends and uncertainties” in their businesses, the Company does disclose factual information about the expected termination of its payment processing agreement with Starbucks as well as insight into its current intentions with respect to the agreement (and, in the latest draft of the Registration Statement, provides disclosure related to a recent amendment to the Starbucks payment processing agreement that is consistent with these intentions). Disclosure of this important information should not preclude the Company from presenting corresponding useful information about the impact of the relationship on the Company’s past financial performance. The Company respectfully submits that providing this information is consistent with the language and intent of Item 10(e)(1)(ii)(B) of Regulation S-K, the SEC’s disclosure regime generally, and the protection of investors.

In response to the Staff’s comment, however, the Company has re-reviewed the disclosure in the Registration Statement to ensure that the disclosure provides important information about the future of the

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September 11, 2015

Starbucks relationship without potentially suggesting that the relationship and its impact should be viewed as “non-recurring,” “infrequent,” or “unusual,” or not reflective of the Company’s ongoing business operations in the meantime. Toward this end, the Company has clarified its disclosure on pages 3, 15, 16, 57, 58, 65, 66 and 100 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 68

6.	We note the disclosures added on pages 69, 73 and 74 stating that the majority of growth in GPV during the relevant periods was driven by new sellers as well as increased volume from your existing seller base. Further to prior comment 27, please tell us what consideration you gave to quantifying the extent to which the growth was attributable to new sellers acquired during the period versus increased GPV from existing sellers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71, 75 and 76 of the Registration Statement to provide more descriptive language regarding the magnitude of GPV growth generally attributable to new sellers relative to GPV growth generally attributable to existing sellers. The Company respectfully submits that this disclosure effectively and adequately conveys the relative importance of these two drivers of the Company’s GPV growth.

The Company believes that attempting to provide exact quantifications of the relative impact of new sellers versus existing sellers would not offer additional meaningful disclosure to investors and would be potentially confusing to investors when reviewing different period-to-period comparisons.

First, depending on the particular period-to-period comparison, a seller may or may not be characterized as a new seller. For example, sellers that activate in December of 2014 would be classified as “existing sellers” for purposes of a comparison of the full year 2015 to the full year 2014 (because they had become sellers in the earlier year), but this cohort would be classified as “new sellers” for purposes of a comparison of the first six months of 2015 to the first six months of 2014 (because they were not sellers in the earlier period).

Secondly, the calculation of existing seller growth rates differ meaningfully when comparing three-, six-, nine-, and twelve-month periods as a result of partial year contribution of more recent seller cohorts. For example, sellers that activated in 2013 will have elevated growth in 2014 because they had a full year contribution of processing activity in 2014 and had a partial year contribution in 2013. This is the result of some sellers having activated and begun processing payments in the middle or towards the end of the year in 2013.

The Company appropriately takes these factors into account when generalizing about the impact of new sellers versus existing sellers on the growth in its GPV but respectfully submits that these factors make it difficult and potentially misleading to reduce the impact to an exact percentage.

To the extent that in the future the Company experiences material changes or trends in GPV growth, the Company confirms that it will appropriately disclose these changes or trends in its future filings.

Securities and Exchange Commission

September 11, 2015

Business, page 96

General

7.	Further to prior comment 30, please tell us what consideration you gave to providing in your Business section a more robust discussion of the material terms of your payment processing agreement and commercial arrangement with Starbucks, as well as historical developments in your relationship with this seller. In this regard, we note that Starbucks accounted for greater than 10% of your total net revenue for fiscal years 2013 and 2014 and the six months ended June, 2015, and that the payment processing agreement is expected to be in effect until the third quarter of 2016. For example, tell us what consideration you gave to discussing management’s reasons for deciding not to renew the agreement when it expires in 2016.

In response to the Staff’s comment, the Company has expanded the disclosure of its relationship with Starbucks, including disclosure of a recent amendment to its agreement with Starbucks, throughout the Registration Statement, including on pages 3, 15, 16, 57, 58, 65, 66 and 100.

With respect to our commercial arrangement with Starbucks, as noted in the Company’s revised disclosure, the economic terms of the Starbucks relationship have not been favorable to the Company historically. While the revised terms of the agreement will be more favorable to the Company than the prior terms, based on the Company’s understanding of the current payment processing environment and roadmap for Starbucks, the Company believes that Starbucks will generally cease using the Company’s payment processing services prior to the expiration of the agreement in the third quarter of 2016. In any event, the Company continues to believe that the terms of the agreement, even as amended, are not sufficiently favorable to it in the context of the overall Starbucks relationship to merit seeking renewal of the agreement when it expires in the third quarter of 2016.

8.	In addition, please explain how you concluded your business is not substantially dependent on your payment processing agreement with Starbucks, as stated in your response to prior comment 30.

The Company respectfully advises the Staff that although Starbucks accounted for approximately 11% of the Company’s total net revenue for the six months ended June 30, 2015, its processing relationship with Starbucks has been unprofitable since inception. As noted in the Company’s consolidated financial statements, the Company realizes negative gross margins on the revenues derived from its payment processing agreement with Starbucks, and such data has been disclosed throughout the Registration Statement, beginning with its first presentation on page 15 of the Registration Statement. Moreover, payment processing volumes that Starbucks processes through Square are expected to decrease in the future. In light of these factors, the Company respectfully submits that its business is not substantially dependent on its payment processing agreement with Starbucks.

Payment Processing Overview, page 106

9.	We note the disclosure and chart added in this section in response to our prior comments, including prior comment 26. Please clarify in footnote 9 to the chart, if accurate, that you pay the interchange fee ultimately received by the Issuing Bank.

The Company respectfully advises the Staff that it has updated footnote 9 to the chart on page 111 of the Registration Statement to address the Staff’s comment.

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Executive Compensation, page 150

10.	You disclose that prior to completion of the offering, your board of directors will adopt, and your shareholders will approve, your 2015 Employee Stock Purchase Plan. The ESPP, however, is not listed in your exhibit index. Please advise.

The Company respectfully advises the Staff that it has updated the exhibit index to the Registration Statement to address the Staff’s comment.

Description of Capital Stock, page 162

11.	Please clarify in the descriptions of your securities at the bottom of page 162 that your outstanding options and warrants will be exercisable for classes of your Class B common stock, as indicated on page 14.

The Company respectfully advises the Staff that it has revised the disclosure on page 165 of the Registration Statement to address the Staff’s comment.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

12.	We note your response to prior comment 32 that transaction losses represent chargebacks on processed transactions for which the company does not expect to recover from the seller or issuing bank, and that they represent the company’s inability to collect on a receivable as opposed to payment to a customer. However, it appears that these amounts are reflected as accrued expenses rather than a valuation allowance. In this regard, we note your disclosure on page F-14 that settlements receivable are typically received within one to three business days of the balance sheet date and that no valuation allowances have been established related to the receivable balance as the funds are owed from large, well-established financial institutions and the company has not historically had issues collecting the funds. Clarify how chargebacks represent your inability to collect on a receivable.

The Company respectfully advises the Staff that accrued transaction losses and settlements receivable are separate and distinct accounts and are not directly related to one another. The accrued transaction losses account takes into account all contingent losses the Company will incur, and is based on all transactions processed to date, taking into account the Company’s historical experience with chargebacks and fraudulent transactions and the Company’s ability to recover funds from the issuing bank, sellers, or circumstances where the Company is liable for the funds itself. In contrast, settlements receivable represents only the customer transaction amounts owed from large established third-party institutions that are our third-party payment processors and relates to transactions processed within the final one to three days of a period. The Company has not experienced historical collection issues with

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these institutions and therefore has not recorded a valuation allowance against the settlement receivable balance.

The Company’s accrued transaction losses account represents a loss contingency based on management’s best estimate of the Company’s ability to collect on all processed transactions, both settled and unsettled. The Company therefore believes it is appropriately presented as an accrued expense rather than as a valuation allowance.

13.	We note your response to prior comment 37 that refunds are reversals of transactions initiated by merchants. Clarify the circumstances under which merchants would initiate reversals that are not at the request of a customer or a result of a fraudulent transaction.

The Company respectfully advises the Staff that there are no instances in which a merchant would initiate reversals that are not at the request of a customer or a result of a fraudulent transaction. The Company further advises the Staff that refunds are reversed transactions that are primarily due to returned goods or services by the customer, which are initiated and undisputed by the merchant. Fraudulent or disputed transactions between a customer and a merchant result in chargebacks (as opposed to refunds) when the cardholder submits a dispute directly to his or her issuing card bank.

Consolidated Statements of Stockholders’ Equity, page F-7

14.	We note that you issued 2.6 million shares of common stock in connection with business combinations entered into during the six months ended June 30, 2015. These shares appear to be valued at $8.71 per share. However, the estimated fair value of your common stock as disclosed on page 92 ranged from $10.06 to $15.25 during this period. Clarify how you determined the fair value of your common stock issued in connection with the business combinations.

The Company respectfully advises the Staff that all shares issued in relation to the business combinations entered into during the six months ended June 30, 2015 were valued at $10.06 per share, the fair market value of the Company’s common stock at the time of the acquisitions. These acquisitions included the issuance of approximately 350,000 replacement awards that are subject to vesting based on the provision of post-acquisition employment services. These shares are considered legally issued and outstanding and, as a result, are included as outstanding shares; however, the additional paid-in capital associated with these shares are recorded as share-based compensation as these shares vest. The Company respectfully refers the Staff to Note 5 beginning on page F-20 for further details.

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Notes to the Consolidated Financial Statements

Note 1-Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

Transaction revenue, F-10

15.	We note that you bear the risk of fraudulent transactions as well as certain risks of return transactions and chargebacks. Clarify who bears the risks for all other instances of non-payment by the cardholder. We note also your disclosure on page 107 indicating that of the 2.75% transaction fee you charge, you pay the issuing banks an average of 1.5% to 2% of the transaction amount. Please further describe the services performed by the issuing banks and the risks they assume. Also, further explain why you believe you are the primary obligor with respect to these services as well as other services performed by third parties.

The Company respectfully advises the Staff that services the issuing banks provide include ensuring settlements of funds from transactions initiated by cardholders and assessing creditworthiness of the cardholders. In the event a cardholder does not pay their account balance held by the issuing bank, that risk of financial loss is borne by the issuing bank.

The Company further advises the Staff that the issuing bank’s relationship is with the cardholder whereas the Company’s relationship is with the seller. Under this relationship with the seller, the Company is viewed as the primary obligor with respect to the issuing bank and other third party services for the following reasons:

•	Square is the merchant of record on all transactions and is ultimately responsible to the seller for the settlement of the transaction and other terms of service;

•	Square works directly with payment card networks and banks so that sellers do not need to manage the complex systems, rules, and requirements of the payments industry;

•	Square’s fee to the seller is fixed and the variability in interchange and assessment fees is not “passed through,” and, as a result, the Company bears the associated risk to its margins of an unfavorable mix in fees; and

•	Square maintains the day-to-day interaction with the sellers and is viewed to be the primary obligor by these sellers.

16.	In your response to prior comment 15, you state that other payment processors exclude transaction costs from their GAAP revenue because they pass these costs directly through to their customers and do not bear the risk of these costs, but that the company does bear the risk of these costs because you do not merely pass through these costs to the customer. Please further clarify what you mean by these statements and how these differences impact the determination of primary obligor in the arrangement.

The Company respectfully advises the Staff that the Company’s sellers are on a fixed fee pricing structure, which factors in the cost for processing the transactions. The processing costs are variable in that they depend on card type and network used, and are not passed through to the merchant. The

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Company assumes the volatility in cost and the associated risk to its margins of an unfavorable mix in fees. In comparison, when certain other payment processors experience an increase in processing and settlement costs, pursuant to their processing agreements with their customers they are able to immediately increase their fees for these increases and immediately recapture them. This difference, in addition to the other factors previously discussed in the response to comment 15 above, supports the Company’s determination that it is the primary obligor.

17.	We note your disclosure that revenue is recognized on a gross basis. If true, please clarify to indicate that the gross transaction fee, rather than the total amount of the transaction, is recognized as revenue.

The Company respectfully advises the Staff that it has revised the disclosure on pages 89 and F-10 of the Registration Statement to address the Staff’s comment.

Software and data product revenue, page F-10

18.	In your response to prior comment 43, you state that your agreements with third-party investors include a contingent repurchase provision. Clarify the dollar amount of advances that you have repurchased for each period presented subject to this provision. Further, clarify the dollar amount of advances, if any, that you have repurchased as a matter of business practice or for any other reason. Also clarify your accounting policies for the repurchased advances, including the upfront fee that you recognized upon the sale.

The Company respectfully advises the Staff that as of June 30, 2015, the Company has repurchased approximately $2 million of MCA receivables pursuant to the contingent repurchase provision since February 2015, when the Company began to offer additional MCAs (“Mid-Plan Advances”) while a merchant has an existing MCA outstanding, in cases where a substantial majority of the receivables for the existing MCA have been delivered to the Company. The Company advises the Staff that it has not repurchased any MCA receivables other than pursuant to the contingent repurchase provision. When a Mid-Plan Advance transaction is entered into between the Company and a merchant, the initial MCA held by the merchant is amended to reflect the updated terms for the additional future receivables owed to the Company, including any remaining future receivables pursuant to the initial MCA. If receivables associated with the initial MCA were sold to a third-party purchaser, the Company repurchases the outstanding MCA receivables at the undiscounted value of all potential contractual future cash flows. The Mid-Plan Advance, reflecting any remaining future receivables purchased by the Company pursuant to the initial MCA, as well as the additional future receivables purchased by the Company, is then sold to a third-party purchaser or retained by the Company based on the allocation method set out in the Company’s arrangements with third-party purchasers. The Company’s accounting policy for Mid-Plan Advance receivables that are retained by the Company is to record them as a merchant cash advance receivable. For the Mid-Plan Advance receivables that are sold to purchasers, the accounting treatment would follow the same accounting policy for the initial sale of MCA receivables to third-party purchasers. There is no accounting impact to the initial upfront fee recognized in connection with sale of the initial MCA receivables, as the third-party purchaser of the initial MCA receivables is not entitled to a refund as a result of a repurchase of the initial MCA receivables in connection with a Mid-Plan Advance.

Securities and Exchange Commission

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19.	Your response to prior comment 43 states that total MCAs sold to third parties during 2014 were less than 15% of the total MCAs entered into during 2014. However, we note your disclosures on pages 64 and 66 that you currently fund a significant majority of the MCAs from arrangements with third parties. Please reconcile these statements.

The Company respectfully advises the Staff that when it first launched Square Capital in May 2014 it generally funded all of the MCAs directly. The Company began shifting toward third-party funding with the addition of its first third-party purchaser in August 2014. During 2015, the Company entered into additional third-party sale arrangements and generally over time the Company’s third-party purchasers have increased their commitments. Approximately 70% of the total amount of MCA receivables purchased by the Company in the second quarter of 2015 were sold to third parties.

20.	We note your response to prior comment 44. It appears that repayment of the future receivable, including the fee you earn, is conditional on the merchant both generating sufficient future sales transactions and continuing its contract with you. We also note your disclosure on page 32 that consistent with the general nature of MCAs, you do not otherwise have any economic recourse to the seller in the event that it does not process a sufficient volume of payments with you to pay the agreed-upon fixed amount of receivables. Clarify how these advances represent receivables considering that it does not appear that the merchant has an unconditional obligation to repay the amount. Further, clarify why it is appropriate to recognize revenue in advance of recovering the entire cash advance, considering the contingent nature and uncertainty with collectability of the receivables.

The Company respectfully advises the Staff that the Company’s treatment of future receivables purchased by the Company as current assets/receivables is consistent with the underlying accounting concept of an asset (i.e., that these balances represent a future economic benefit to the Company). Although there is no economic recourse to the seller in the event that the future receivables are not generated, the degree of uncertainty related to this economic benefit is sufficiently mitigated by the extensive due diligence performed by the Company, and is further mitigated by limited contractual remedies in the event of a seller breach (e.g., where a seller does not use the Company as its exclusive processor while future receivables purchased by the Company remain outstanding), which both support the expectation that the future economic benefit to the Company will be realized. The Company’s due diligence includes, but is not limited to: detailed analyses of the seller’s historical processing volumes, transaction count, chargebacks, growth, and account longevity. These analyses are consistent with and similar to analyses performed by all companies in determining whether or not to record an asset. The Company has revised the disclosure on page F-19 of the Registration Statement.

The Company also respectfully advises the Staff that, in the event that the seller is unable to generate the future receivables and sufficient uncertainty exists as to the future economic benefit, a provision is established against the receivables.

With respect to the Company’s revenue recognition policy, the due diligence performed by the Company is viewed to be sufficient to conclude at the outset of the MCA purchase and sale transaction that the collectability of the seller’s total future receivables is reasonably assured and revenue (i.e., the difference between the total future receivables and the initial MCA) should be recognized as all other revenue recognition criteria are met. The Company believes its current revenue recognition policies are

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therefore appropriate, are indicative of the economic arrangement with the seller and reflective of the Company’s earning process.

Note 3-Merchant Cash Advance Receivable, Net, page F-19

21.	Please further disclose the terms of your merchant cash advances, including that they do not have fixed repayment terms, and that other than in circumstances where sellers do not use Square as their only card payment processing service, you do not have economic recourse to the seller in the event that it does not process a sufficient volume of payments with you to pay the agreed-upon fixed amount of receivables.

The Company respectfully advises the Staff that it has revised the disclosure on pages 115 and F-19 of the Registration Statement to address the Staff’s comment.

22.	Clarify why your merchant advances are classified as current assets. Tell us the expected term over which they will be repaid. Also, tell us what the historical actual repayment term has been for these advances.

The Company respectfully advises the Staff that it has historically received the substantial majority of its purchased MCA receivables within one year of making the related MCA purchase and sale transaction (i.e., within its normal operating cycle), and expects this to continue in the future. As such, the MCA receivables purchased by the Company are properly classified as current assets. In addition, the Company continually monitors the merchant’s processing activity and re-assesses the balance sheet classification of each MCA at the end of each reporting period.

Note 6-Goodwill, page F-23

23.	Please further clarify how you took into consideration the guidance in ASC 350-20-35-34 in determining your reporting units. Clarify the management structure of the company that reports to the CODM and whether you consider these managers to be segment managers. Clarify the factors you considered in making this determination. Further, we note that you state in your response that although these services do earn revenue and incur expenses, discrete financial information in the form of a full profit and loss statement is not available. Clarify the specific operating financial information that is available for these businesses and by whom it is reviewed. Tell us how you took into consideration ASC 350-20-55-4, which indicates that discrete financial information can constitute as little as operating information.

The Company respectfully advises the Staff that, with regard to the guidance in ASC 350 and ASC 280, the Company evaluated whether discrete financial information for products and services is available and whether it is provided to the Company’s CODM (its Chief Executive Officer). Specifically, the Company determined that for the products and services discussed (Caviar, BookFresh, and other acquisitions in 2015), discrete financial information is neither available nor provided to the CODM, with the exception of revenue, which is separately identifiable and reported by product. Other operating information such as margin, expenses, and other profit and loss items are not separately identifiable, measured, or reported to the CODM. Balance sheet information is not separately tracked or available. The Company prepares and reports full financial statements to the CODM on a consolidated basis only.

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The Company respectfully advises the Staff that it also evaluated the management structure reporting to the CODM. The CODM has multiple direct reports consisting of Functional leads and Product leads. The Product leads operate purely from a product development and go-to market perspective. The Company noted no employees qualifying as a segment manager as defined in ASC 280 (i.e., they do not receive, generate, or meet with the CODM regularly to discuss discrete financial results or forecasts for a segment, and are not responsible for operating performance or resource allocation of a discrete business segment).

Note 13-Stockholders’ Equity

Share-Based Compensation, page F-37

24.	We note your disclosure on page F-37 that the fair value of stock options granted to non-employees is initially measured on the date the commitment for performance is reached and remeasured each reporting period. Clarify why the awards are remeasured each reporting period if a commitment for performance has been reached. We refer you to ASC 505-50-30-11.

The Company respectfully advises the Staff that the Company applies the guidance per ASC paragraph 505-50-30-11. For its nonemployee grants, the Company initially measures the fair value upon the date of grant and continues to remeasure it over the vesting period. There is no performance commitment as defined by the accounting guidance as these nonemployees provide service to the Company as advisors on an ongoing basis with no formal requirement for performance. As such, the Company remeasures nonemployee awards as they are earned on each vesting date. The Company has revised its disclosure on page F-37 of the Registration Statement to further address the Staff’s comment.

Note 14-Net Loss Per Share

Unaudited Pro Forma Net Loss per Share, page F-39

25.	We note your response to prior comment 53. Once the IPO price range is known, if the Series E preferred stock will not convert to Class B common stock on a one-to-one basis, revise your pro forma adjustment and your disclosure to clarify the terms upon which these shares will convert.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure as appropriate once the IPO price range is known.

Part II

Item 15. Recent Sales of Unregistered Securities

Shares Issued in Connection with Acquisitions, page II-3

26.	We note your response to prior comment 54 listing the facts that support your reliance on Section 4(a)(2) for your unregistered issuances made in connection with acquisitions. Please expand your Part II disclosure to discuss briefly all the significant factors listed in your response, for example the limited number of offerees and your belief that they were all sophisticated and capable of understanding the risks of acquiring the securities. Please also ensure that you discuss the facts supporting your reliance on the exemption pursuant to which you issued the shares of common stock in July 2015. Alternatively, tell us why you do not think such information is required to be provided pursuant to Item 701 of Regulation S-K.

The Company respectfully advises the Staff that it has updated the disclosure on pages II-2 and II-3 of the Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

September 11, 2015

General

27.	We are in receipt of your confidential treatment request and amendment thereto requesting confidential treatment for portions of exhibits 10.12 through 10.14. We will transmit any comments we may have on your request under separate cover.

The Company respectfully acknowledges the Staff’s comment and looks forward to any comments the Staff may have with respect to the confidential treatment request.

* * * *

Securities and Exchange Commission

September 11, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Dana R. Wagner, Square, Inc.

Sydney B. Schaub, Square, Inc.

Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP

Daniel N. Webb, Simpson Thacher & Bartlett LLP